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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                             BAY COMMERCIAL SERVICES
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    072201106
                                 (CUSIP Number)

    Randall D. Greenfield, Bay Commercial Services, 1495 E. 14th Street, San
                               Leandro, CA 94572
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    02/16/95
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------                                            -----------------
CUSIP NO. 072201106                                            Page 2 of 6 Pages
-------------------                                            -----------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Joshua Fong, O.D.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  / /
                                                                   (b)  / /
--------------------------------------------------------------------------------
   3         SEC USE ONLY

--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------

   6         CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
                    7              SOLE VOTING POWER

                                   59,414
                   -------------------------------------------------------------
 NUMBER OF
   SHARES           8              SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                         -0-
    EACH
 REPORTING         -------------------------------------------------------------
   PERSON           9              SOLE DISPOSITIVE POWER
    WITH
                                   59,414
                   -------------------------------------------------------------
                   10              SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,414
--------------------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

--------------------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.47%
--------------------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     2 OF 6


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Item 1.           Security and Issuer

         This statement relates to the common stock, no par value (the "Common Stock"), of Bay Commercial Services, 1495 East 14th Street, San Leandro, California 94577.

Item 2.           Identity and Background

         (a)      Name:

                  Joshua Fong, O.D.

         (b)      Business Address:

                  1495 East 14th St.
                  San Leandro, CA  94577

         (c)      Present Principal Occupation and
                  Name and Address of Organization:

                  Dr. Fong is a practicing optometrist and has been a partner in the Castro Valley Optometry Group since 1989 and a consultant to the San Leandro Optometry Group since 1993.

                  The address of the Castro Valley Optometry Group is:
                  4041 E. Castro Valley Blvd.
                  Castro Valley, CA

         (d)      Criminal Convictions:

                  Dr. Fong has not, during the last five years, been convicted in a criminal proceeding.

         (e)      Civil Proceedings Regarding Federal or State Securities Laws:

                  Dr. Fong has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f)      Citizenship:

                  Dr. Fong is a citizen of the United States of America.

                                Page 3 of 6 Pages

Item 3.           Source and Amount of Funds or Other Consideration

         Dr. Fong previously was required to file a Schedule 13 D with the Securities and Exchange Commission until the filing of Amendment No. 2 thereto on May 4, 1994 which reported beneficial ownership by Dr. Fong of less than 5% of the then outstanding shares of Common Stock. Of the 59,414 shares of Company Common Stock held by Dr. Fong, 4,545 shares are held in Dr. Fong's KEOGH account, and 10,000 shares are subject to options which are presently exercisable under the Company's 1994 Stock Option Plan. All of the shares were acquired using personal funds of Dr. Fong or Dr. Fong's KEOGH. None of the funds were borrowed. In the event that Dr. Fong exercises his options, he intends to use his personal funds to purchase the shares.

Item 4.           Purpose of Transaction

         As described in Item 3 herein, 4,545 shares are held in Dr. Fong's KEOGH account, 10,000 shares are subject to presently exercisable options and 44,869 shares are held directly.

         Except as described herein, Dr. Fong has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         As described in Item 3 herein, 10,000 shares are subject to options held by Dr. Fong which are presently exercisable.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                                Page 4 of 6 Pages

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         (a) The aggregate number and percentage of the no par value Company Common Stock beneficially owned by Dr. Fong is as follows:

         Number of Shares                            Percentage of Outstanding
         Beneficially Owned                          Shares Beneficially Owned
         ------------------                          -------------------------
          59,414 (1)                                          5.47% (1)

---------------------
(1) Includes 4,545 shares held in Dr. Fong's KEOGH Account and 10,000 shares subject to options which are presently exercisable under the Company's 1994 Stock Option Plan.

         (b) Number of shares as to which Dr. Fong has:

                  (i) sole power to vote or to direct the vote:

                      59,414 shares(2)

                  (ii) shared power to vote or to direct the vote:

                       None.

                  (iii) sole power to dispose or to direct the disposition:

                        59,414 shares(2)

                  (iv) shared power to dispose or to direct the disposition:

                       None.

-----------------------
         (2) Includes 4,545 shares held in Dr. Fong's KEOGH Account, and 10,000 shares subject to options which are presently exercisable.

                                Page 5 of 6 Pages

         (c) Dr. Fong purchased 125 shares of the Company's Common Stock on December 18, 1995 at a purchase price of $8.00 per share. The purchase transaction was effected on the open market.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to Be Filed as Exhibits

                  Not Applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 1996                               /s/ Joshua Fong
                                                     -----------------------
                                                     Joshua Fong, O.D.

                                Page 6 of 6 Pages